SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                 to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2017 and 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date: June 14, 2018	/s/ MIGDALIA BONILLA
Migdalia Bonilla
General Manager

Date: June 14, 2018	/s/ NILKA RIVERA
Nilka Rivera
Controller

Date: June 14, 2018	/s/ MILDRED SEIN HERNANDEZ
Mildred Sein Hernandez
Human Resources Manager

Appendix 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3

Notes to Financial Statements	4

Supplemental Schedules:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017	9

Supplemental Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2017	10

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the One Microsoft Puerto Rico Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the One Microsoft Puerto Rico Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2017, and (2) delinquent participant contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 14, 2018

We have served as the auditor of the Plan since 1999.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2017	2016

ASSETS
Investments held by trustee, at fair value	$21,659,788	$16,495,272
Receivables:
Participant loans	610,223	608,590
Participant contributions	46,828	36,177
Employer contributions	16,769	13,147
Interest and other	57	239

Total receivables	673,877	658,153

NET ASSETS AVAILABLE FOR BENEFITS	$22,333,665	$17,153,425

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2017	2016

ADDITIONS
Net investment income:
Net increase in fair value of investments	$3,222,316	$582,634
Interest and dividends	281,846	573,794

Total net investment income	3,504,162	1,156,428

Contributions:
Participant contributions	1,547,948	1,485,671
Employer contributions	547,439	516,977

Total contributions	2,095,387	2,002,648

Interest income on participant loans	23,828	21,861

Total additions	5,623,377	3,180,937

DEDUCTIONS
Benefits paid to participants	439,262	851,686
Administrative expenses	3,875	4,500

Total deductions	443,137	856,186

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,180,240	2,324,751

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	17,153,425	14,828,674

End of year	$22,333,665	$17,153,425

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The One Microsoft Puerto Rico Retirement Plan (the “Plan”), a defined contribution retirement plan, is sponsored by Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc., and Microsoft Retail Store-Puerto Rico, LLC (collectively, the “Sponsors”). The Plan year is January 1 through December 31. The Plan is administered by the Administrative Committee (the “Plan Administrator”) and subject to the provisions of ERISA and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico—Trust Division. The information below summarizes certain aspects of the Plan as in effect during 2017 and 2016, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description (“Plan Document”) for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on the Sponsor’s payroll, have reached age 18, and are residents of Puerto Rico may enroll in the Plan at any time. Eligible employees may become a participant in the Plan immediately on their hire date since there is no service requirement to become a Plan participant.

Eligible Compensation

Eligible compensation represents total compensation paid to participants that is included in income for income tax purposes. Eligible compensation excludes car allowance, Christmas bonus, severance package, relocation package, signing bonus, rewards, and recognitions.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis using eligible compensation each pay period. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis. Such contributions are excluded from the participant’s taxable income for income tax purposes until received as a withdrawal or distribution from the Plan. Additionally, participants may make contributions on an after-tax basis which may not exceed 10 percent of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Participants may also make rollover contributions representing distributions from other Puerto Rico qualified plans. All contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations and the limitations set forth in the Plan Document.

Effective July 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested.

Employer Contributions

The Sponsors make an employer matching contribution to each participant’s account equal to 50 percent of the amount of the participant’s contribution. The maximum participant contribution amount eligible to be matched is 6 percent of eligible compensation as defined by the Plan.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various financial instruments including common stock and mutual funds.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to pre-tax and catch-up contribution accounts. A hardship withdrawal will generally result in a twelve-month suspension of pre-tax and after-tax contributions to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria.

After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments are in the form of cash and are normally made in a lump-sum, unless periodic payments are elected (monthly, quarterly, semiannual, or annual installments of substantially equal amounts over a period not to exceed 10 years). There were no participants who elected to withdraw from the Plan that had not yet been paid as of December 31, 2017 or 2016.

Administrative Expenses

The Plan’s administrative expenses are paid by the Sponsors as provided in the Plan Document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Plan Amendment and Termination

The Sponsors have the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

NOTE 2 — PARTICIPANT LOANS

Participants may borrow from their accounts up to a maximum equal to the lesser of (a) 50 percent of the vested account balance; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. The minimum amount that a participant can borrow is $500.

Loan terms range from one to five years for General Loans or up to 15 years for Primary Residence Loans. Participants may not have more than two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent over the prime rate, determined on a monthly basis. Principal and interest are paid ratably through payroll deductions, made each pay period for the scheduled amount. If a participant terminates employment with the Sponsors, the loan balance is settled at the time of the distribution of the participant’s vested interest in his or her account; however, the participant may pay off the outstanding loan balance prior to the distribution. As of December 31, 2017, outstanding participant loans have maturities with various dates through 2031, bearing interest ranging from 4.25 percent to 5.25 percent.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 90 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 90-day window generally results in a default of the loan, which is taxable income to the participant.

NOTE 3 — TAX STATUS

The Puerto Rico Treasury Department (“PRTD”) has determined and informed the Plan’s management by a letter dated June 2, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the PRIRC. The determination letter covered Plan amendments adopted through April 1, 2013. The Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Microsoft Corporation is the parent company of the Sponsors. Accordingly, transactions in Microsoft Common Stock qualify as exempt party-in-interest transactions. As of December 31, 2017 and 2016, the Plan held 35,700 shares of Microsoft Common Stock valued at $3,053,778 and 36,401 shares valued at $2,261,958, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded Microsoft Common Stock dividend income of $57,296 and $57,848, respectively.

Nonexempt Party-In-Interest Transactions

The Plan remitted various participant contributions to the trustee later than required by the Department of Labor Regulation 2510.3-102. This regulation requires remittances to be made within three business days; however, in certain instances the remittances took four days or longer. To remediate these late remittances, the impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. During 2017, late contributions from prior periods comprising $142,814 from 2015 and $3,314 from 2016 were remediated, resulting in credits to participant accounts in 2017 of $40 and $1, respectively. During 2017, late contributions of $119,327 were made, of which $114,042 were remediated in 2017 and $5,285 were remediated in 2018, resulting in credits to participant accounts of $61 in 2017 and $1 in 2018.

NOTE 5 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include mutual funds, Microsoft common stock, and money market funds.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. As of December 31, 2017 and 2016, the Plan did not hold any financial instruments categorized as Level 2.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2017 and 2016, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Money market funds are valued at the Net Asset Value (“NAV”) on the active markets on which the funds are traded.

The Plan’s money market funds had historically been valued using the NAV provided by the trustee to estimate fair value. During the year ended December 31, 2017, the Plan determined the money market funds meet the definition of Level 1 securities in the fair value hierarchy as these investments are traded on active markets.

Financial Instruments Measured at Fair Value

December 31, 2017	Level 1	Total

Mutual funds	$17,871,255	$17,871,255
Microsoft Common Stock	3,053,778	3,053,778
Money market funds	727,767	727,767
Time deposits	6,988	6,988

Total Investments	$21,659,788	21,659,788

December 31, 2016	Level 1	Total

Mutual funds	$13,537,055	$13,537,055
Microsoft Common Stock	2,261,958	2,261,958
Time deposits	2,522	2,522

Total	$15,801,535	15,801,535

Money market funds measured at NAV		693,737

Total Investments		$16,495,272

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsors on behalf of the Plan. During the years ended December 31, 2017 and 2016, these expenses amounted to $80,847 and $54,775, respectively.

NOTE 7 — SUBSEQUENT EVENTS

The Plan was amended in January 2018 to allow financial hardship in-service withdrawals of up to $100,000 from the participant’s vested balance by reason of Hurricane María as provided in the PRTD’s Administrative Determination No. 17-29. In-service withdrawals related to the amendment from January 1, 2018 through June 14, 2018 were $1,415,520.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date and Rate of Interest	Cost**	Current Value

T Rowe Price Retirement 2030 Fund - Advisor Class	Registered Investment Company		$4,366,083
Microsoft Corporation *	Common Stock		3,053,778
T Rowe Price Retirement 2040 Fund - Advisor Class	Registered Investment Company		2,910,232
T Rowe Price Growth Stock Fund - Advisor Class	Registered Investment Company		2,485,542
T Rowe Price Retirement 2020 Fund - Advisor Class	Registered Investment Company		2,015,080
Vanguard Windsor II Fund Investor Shares	Registered Investment Company		1,891,674
BlackRock Total Return Fund	Registered Investment Company		1,653,118
JP Morgan U.S. Small Company Fund	Registered Investment Company		796,243
Federated Trust for U.S. Treasury Obligations Fund - Institutional Shares	Registered Investment Company		727,767
T Rowe Price Retirement 2050 Fund - Advisor Class	Registered Investment Company		619,989
Franklin Mutual Global Discovery Fund - Class A	Registered Investment Company		552,590
T Rowe Price Retirement 2010 Fund - Advisor Class	Registered Investment Company		420,808
MFS Research International Fund - Class A	Registered Investment Company		143,072
T Rowe Price Retirement Balanced Fund - Advisor Class	Registered Investment Company		16,824
Banco Popular de Puerto Rico *	Time deposits, bearing interest of 1.425% as of December 31, 2017		6,988
Various participants *	Participant loans (maturing through 2031 at interest rates ranging from 4.25% to 5.25%)		610,223

Total			$22,270,011

*	Party-in-interest

**	Information not presented because investments are participant-directed

See accompanying Report of Independent Registered Public Accounting Firm.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

AS OF DECEMBER 31, 2017

	Total That Constitute Nonexempt Prohibited Transactions

	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP		Total Fully Corrected VFCP and PTE 2002-51

Participant contributions transferred late to the Plan	$-	$146,128	*	$5,285	**	$114,042	***

*	Represents delinquent participant contributions from 2015 through 2016. The Plan Sponsor remitted lost earnings in 2017.

**	Represents delinquent participant contributions from 2017. The Plan Sponsor remitted lost earnings in 2018.

***	Represents delinquent participant contributions from 2017. The Plan Sponsor remitted lost earnings in 2017.

See accompanying Report of Independent Registered Public Accounting Firm